CFT Securities, LLC
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2015

Computation of net capital	
Member's equity	$ 680,779
Less non-allowable assets	(66,176)
Net capital before haircuts	614,603
Haircuts	-
Net capital	$614,603
Aggregate indebtedness- accounts payable and accrued expenses	$424,261
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6-2/3% of aggregate indebtedness)	$100,000
Excess net capital	$514,603
Net capital less greater of 10% of aggregate indebtedness or 120% minimum net capital capital requirement	$494,603
Percentage of aggregate indebtedness to net capital	69.03%

See Report of Independent Registered Public Accounting Firm.